UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

10316T104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,872,443
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,872,443
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,872,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,275,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,275,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		746,496
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

746,496
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		746,496
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

746,496
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

746,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,399,133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,399,133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,399,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		652,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

652,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		652,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

652,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

652,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,336,220
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,336,220
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,336,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,013,663
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,013,663
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,013,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,013,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,013,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,013,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,013,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

DEBORAH S. CONRAD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JOHN R. MCCORMACK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

XAVIER D. WILLIAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 10316T104

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
19

CUSIP No. 10316T104

(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xv)	Deborah S. Conrad, as a nominee for the Board;
(xvi)	John R. McCormack, as a nominee for the Board; and
(xvii)	Xavier D. Williams, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to Amendment No. 3 and are incorporated by reference in this Item 2. The principal business address of Ms. Conrad is 49 Jennings Lane, Atherton, California 94027. The principal business address of Mr. McCormack is 1510 Rainbow Bnd, Austin, Texas 78703. The principal business address of Mr. Williams is 1720 Peachtree Street, Suite 629 Atlanta, Georgia 30309.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Conrad is serving as the Interim Chief Marketing Officer at NovaSignal Corporation. The principal occupation of Mr. McCormack is serving as Operating Partner at TELEO Capital Management LLC. The principal occupation of Mr. Williams is serving as Chief Executive Officer of American Virtual Technologies, Inc.

20

CUSIP No. 10316T104

(d)       No Reporting Person, nor any person listed on Schedule A to Amendment No. 3 to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to Amendment No. 3 to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith Feld, McCormack and Williams and Ms. Conrad are citizens of the United States of America. The citizenship of the persons listed on Schedule A to Amendment No. 3 to the Schedule 13D is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 10, 2021, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Deborah S. Conrad, Peter A. Feld, John R. McCormack and Xavier D. Williams, (collectively, the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, engineering, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience across the technology industry, including decades of experience as CEOs, senior executives, board chairs, and directors of well-performing technology companies.

Also on May 10, 2021, Starboard delivered a letter to the Issuer’s stockholders announcing its nomination of the Nominees for election at the Annual Meeting and highlighting the Issuer’s significant valuation discount to peers due to years of missed expectations, poor results, and generally poor governance. Starboard believes its Nominees have the experience and track record to drive the much needed oversight and accountability that will put the Issuer on a path to significant long-term value creation. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Deborah S. Conrad currently serves as the Interim Chief Marketing Officer at NovaSignal Corporation, a medical technology company, since May 2020. Since January 2020, Ms. Conrad also serves as a Strategic Advisor at Grand Rounds Health, Inc., a healthcare technology company where she previously served as Senior Vice President and Chief Marketing Officer, from September 2018 to January 2020. Prior to that, Ms. Conrad served as the Chief Marketing and Revenue Officer at Globality, Inc., a business to business services marketplace, from November 2016 to October 2017 and as the Chief Marketing Officer-in-Residence and Managing Partner at West, a venture studio, from September 2014 to September 2015. Previously, Ms. Conrad had an extensive career spanning 27 years at Intel Corporation (NASDAQ: INTC) (“Intel”), a global manufacturing and technology company, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management and business development, culminating in her role as Corporate Vice President and Chief Marketing Officer, from May 2008 to May 2014. Ms. Conrad currently serves as an Executive Advisory Board Member for BioIQ, Inc., a healthcare technology company, since November 2020. Ms. Conrad also has extensive private board experience, having previously served on the Board of Directors of each the following, Intel Edtech Accelerator, a partner to companies in the education industry established by Intel, from June 2015 to December 2017; Samasource (n/k/a Sama), a data production company for artificial intelligence and machine learning, from June 2014 to June 2019; Superfly, a New York based marketing and event company, from October 2014 to April 2019; Cowboy Ventures LLC, a venture capital firm supporting seed-stage technology companies, from July 2014 to July 2019; and the Intel Foundation, a private corporate foundation established by Intel, from May 2008 to May 2014. Ms. Conrad also served as an Intel Capital Board Observer at Care Innovations, an Intel & GE Healthcare joint venture, from March 2013 to April 2014. Additionally, Ms. Conrad previously served on the Board of Directors of ArtSpan, a nonprofit organization serving as a platform for artists, from August 2014 to December 2019, the Association of National Advertisers, a trade organization that represents the advertising industry, from October 2011 to April 2014 and the AD Council, a nonprofit organization that produces public service announcements, from January 2009 to April 2014.

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Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of each of Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company, since March 2019 and NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

John R. McCormack currently serves as an Operating Partner at TELEO Capital Management LLC, a private equity firm focused on the software technology, healthcare IT, business services and industrial sectors, since February 2020. Prior to that, Mr. McCormack was an Operating Executive at Marlin Equity Partners (“Marlin”), a global investment firm, from October 2016 to December 2019. While at Marlin, Mr. McCormack led the firm’s investment and acquisition of AppRiver, a software security company, where he served as Chief Executive Officer and Chairman of the Board of Directors, from October 2017 to February 2019, until it was acquired by the Zix Corporation (NASDAQ: ZIXI). Mr. McCormack served as Interim Chief Executive Officer, from May 2017 to April 2018, and as Chairman of the Board of Directors, from January 2017 to July 2018 at Fidelis Cybersecurity, a leading provider of computer and network security. Mr. McCormack served in various capacities and positions of increasing responsibility at Forcepoint LLC (f/k/a Raytheon/Websense, Inc. (previously NASDAQ: WBSN)), a cybersecurity company, culminating in his role as Chief Executive Officer, from January 2013 to April 2016 and as an Advisor to the Board of Directors, from April 2016 to December 2016. Mr. McCormack served as the Vice President of Engineering, Client Security, at the Symantec Corporation (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK) (“NortonLifeLock”), a cybersecurity software and services company, from 2005 to 2006. Prior to that, he served as Senior Vice President of Development at Sygate Technologies Inc., a provider of networking and security technologies, from 2004 until it was acquired by NortonLifeLock in 2005. Mr. McCormack currently serves on the Board of Directors of Ping Identity Holding Corp. (NYSE: PING), a software company providing identity security for digital enterprise, since June 2016. Mr. McCormack also serves an Investor and the Chairman of the Board of Directors of NeuShield, Inc., a privately held software company that provides data protection, since March 2021. He also serves on the Board of Directors of privately held Forcepoint LLC, since April 2021. Mr. McCormack previously served on the Board of Directors of privately held Identity Engines, a developer of identity-based solutions for securing enterprise networks, from 2004 to 2007. Mr. McCormack holds a B.S. in Computer Science from the University of New Hampshire, a M.S. in Information Management from George Washington University and a Global CEO Certification in International and Global Studies from The Wharton School of Business at the University of Pennsylvania.

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Xavier D. Williams currently serves as the Chief Executive Officer of American Virtual Cloud Technologies, Inc. (NASDAQ: AVCT), a leading cloud communications and information technology services provider, since October 2020, where he also serves on the Board of Directors. Previously, Mr. Williams had an extensive career spanning almost 30 years at AT&T Inc. (“AT&T”) (NYSE: T), a multinational telecommunications company and telephone services provider, where he served in various capacities and positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, human resources, global operations and customer service, culminating in his role as President of AT&T’s Public Sector & First Net, from July 2020 to September 2020. Mr. Williams has received several awards, including an Honorary Doctorate from the Edinboro University of Pennsylvania, the AT&T Chairman’s Diversity Award, the Eagle Award for outstanding leadership from the National Eagle Leadership Institute, and the USA Freedom Corps’ Award for Dedication to Volunteer Services. In addition, Mr. Williams has been recognized as one of the Top 100 Most Influential Blacks in Corporate America by Savoy magazine, one of the Most Powerful Executives in Corporate America by Black Enterprise magazine, one of the Top 100 Under 50 Executive Leaders by Diversity MBA magazine, and one of the Wash100 leaders in government contracting by Executive Mosaic (an international leadership organization). Mr. Williams holds a B.S. in Business Administration from Edinboro University of Pennsylvania and an M.B.A. from the University of Pittsburgh’s Katz School of Business.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 162,670,782 Shares outstanding, as of April 2, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on May 10, 2021, Starboard V&O Fund beneficially owned 6,872,443 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 6,872,443
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,872,443
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
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B.	Starboard S LLC
(a)	As of the close of business on May 10, 2021, Starboard S LLC beneficially owned 1,275,334 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,275,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,334
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
C.	Starboard C LP
(a)	As of the close of business on May 10, 2021, Starboard C LP beneficially owned 746,496 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 746,496 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
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E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 746,496 Shares owned by Starboard C LP and (ii) 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,399,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,399,133
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
F.	Starboard L Master
(a)	As of the close of business on May 10, 2021, Starboard L Master beneficially owned 652,637 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
H.	Starboard X Master
(a)	As of the close of business on May 10, 2021, Starboard X Master beneficially owned 1,336,220 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 1,336,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,220
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard X Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
I.	Starboard Value LP
(a)	As of the close of business on May 10, 2021, 2,130,533 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii)746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
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K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,013,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,013,663

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(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
N.	Ms. Conrad
(a)	As of the close of business on May 10, 2021, Ms. Conrad did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Conrad has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. McCormack
(a)	As of the close of business on May 10, 2021, Mr. McCormack did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. McCormack has not entered into any transactions in the Shares during the past sixty days.
P.	Mr. Williams
(a)	As of the close of business on May 10, 2021, Mr. Williams did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Williams has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 10, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of each of such Nominees to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominees’ election as directors of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Stockholders, dated May 10, 2021.
99.2	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Deborah S. Conrad, John R. McCormack and Xavier D. Williams, dated May 10, 2021.
99.3	Form of Indemnification Letter Agreement.
99.4	Form of Compensation Letter Agreement.
99.5	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, Deborah S. Conrad, John R. McCormack, and Xavier D. Williams

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